SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 11/17

Copel Distribuição’s Grid Market grows 3.5% in the first quarter

This report analyzes the performance of Copel’s electricity market between January and March 2017, compared with the amounts recorded in the same period of 2016.

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, presented an increase of 3.5% in 1Q17. The table below shows the behavior of the grid market in the 1Q17 versus 1Q16:

	Number of Customers / Agreements			Energy Sold (GWh)

	Mar-16	Mar-17	Var. %	1Q16	1Q17	Var. %
Captive Market	4,438,716	4,501,853	1.4	6,016	5,336	(11.3)
Concessionaries and Licensees	6	6	-	177	143	(19.2)
Free Customers ¹	157	805	412.7	991	1,959	97.7
Grid Market	4,438,879	4,502,664	1.4	7,184	7,438	3.5
¹ All free customers served by Copel COM and Copel GeT and other suppliers at the Copel DIS concession area.

Copel Distribuição

Captive Market

Copel Distribuição’s captive market energy sales totaled 5,336 GWh in the 1Q17, which represents a reduction of 11.3%. This decrease was influenced by the reduction in consumption of industrial and commercial classes, mainly due to the migration of customers to the free market throughout 2016.

The following table shows captive market trends by consumption segment:

	Number of Customers			Energy sold (GWh)
	Mar-16	Mar-17	Var. %	1Q16	1Q17	Var. %
Residential	3,549,987	3,622,426	2.0	1,781	1,898	6.6
Industrial	87,461	79,083	(9.6)	1,607	897	(44.2)
Commercial	377,880	384,041	1.6	1,417	1,300	(8.2)
Rural	366,365	358,847	(2.1)	614	630	2.6
Other	57,023	57,456	0.8	597	611	2.3
Captive Market	4,438,716	4,501,853	1.4	6,016	5,336	(11.3)

The residential segment consumed 1,898 GWh between January and March 2017, recording a growth of 6.6% in consumption, due to the increase of 2.0% in the number of customers and a 4.4% rise in average monthly consumption (175 KWh in 1Q17 versus 167 KWh in 1Q16). The consumption growth is a result of the actual lower energy tariff (due to June 2016 tariff revision and the green flag in most of the 1Q17 compared to the red flag in most of the 1Q16) and the recording of temperatures that are higher than the historical average for the period, mainly in the month of February, causing a higher use of cooling appliances. In 1Q17 the residential consumption was equivalent to 35.6% of the captive market, totaling 3,622,426 consumers.

Notice to the Market – IR 11/17

Average Consumption (KWh)
	1Q16	1Q17	Var. %
Residential	167	175	4.4

The industrial segment in the captive market registered a fall of 44.2% in the 1Q17, totaling 897 GWh, mainly reflecting the migration of customers to the free market. Between April 2016 and March 2017, 375 customers left Copel Dis's industrial captive market (84 customers in 1Q17), which would represent an average consumption of 761 GWh in the quarter if they continued in the captive market of Copel Dis. The sectors that most impacted the retraction of consumption were: food, rubber and plastic products, vehicle, pulp and paper and beverage manufacturing. At the end of 1Q17, the industrial segment accounted for 16.8% of captive market consumption and had 79,083 consumers. Disregarding the effects of customer migration, this class would have grown by 3.2% in 1Q17.

The commercial segment consumed 1,300 GWh in the 1Q17, signifying a reduction of 8.2%. The decline in consumption was influenced by the migration of 262 customers to the free market between April 2016 and March 2017 (95 clients only in 1Q17), which corresponds to an approximate consumption of 139 GWh in the quarter, and the economic scenario, due to the decrease in the sales volume of retail trade. At the end of 1Q17, this segment represented 24.4% of the captive market with 384,041 consumers. Excluding the impact of customer migration, this segment would have registered growth of 1.6% in 1Q17.

Rural segment recorded a 2.6% increase in consumption in the 1Q17, totaling 630 GWh. At the end of March 2017, this segment represented 11.8% of Copel's captive market with 358,847 consumers.

Other segments (government, public lighting, public services and own consumption) totaled 611 GWh consumed between January and March 2017, growth of 2.3%. Together, these classes were equivalent to 11.5% of the captive market with 57,456 consumers at the end of 1Q17.

Notice to the Market – IR 11/17

Copel’s Consolidated Market

Electricity Sales to Final Customers

Electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão and Copel Comercialização sales in the free market, fell by 5.6% in the 1Q17.

The table below breaks down energy sales by consumption segment:

Total Energy Sold

Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão,the Wind Farm Complexes and Copel Comercialização, came to 10,343 GWh in 1Q17, representing a decrease of 6.8%.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

Notice to the Market – IR 11/17

	Number of Customers /			Energy Sold (GWh)
		Agreements
	Mar-16	Mar-17	Var. %	1Q16	1Q17	Var. %
Copel DIS
Captive Market	4,438,716	4,501,853	1.4	6,016	5,336	(11.3)
Concessionaries and Licensees	4	4	-	162	126	(22.2)
CCEE (MCP)	-	-	-	358	592	65.4
Total Copel DIS	4,438,720	4,501,857	1.4	6,536	6,054	(7.4)
Copel GeT
CCEAR (Copel DIS)	1	1	-	41	23	(44.0)
CCEAR (other concessionaries)	39	28	(28.2)	1,002	212	(78.8)
Free Customers	24	51	112.5	880	1,080	22.7
Bilateral Agreements ¹	19	32	68.4	2,031	1,669	(17.8)
CCEE (MCP) ²	-	-	-	309	866	180.3
Total Copel GeT	83	112	34.9	4,263	3,850	(9.7)
Wind Farms
CCEAR (other concessionaries)	112	112	-	209	207	1
CER	3	3	-	89	88	1
Total Wind Farms	115	115	-	298	295	1
Copel Comercialização
Free Customers	-	43	-	-	98	-
Bilateral Agreements	-	12	-	-	52	-
Total Copel Comercialização	-	55	-	-	150	-
Total Copel Consolidated	4,438,918	4,502,139	1.4	11,097	10,349	(6.7)
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.

Curitiba, May 04, 2017.

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 5, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.